SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                 AMENDMENT #2 TO
                                   FORM 10-SB


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                  OF SMALL BUSINESS ISSUERS UNDER SECTION 12(B)
                     OR 12(G) OF THE SECURITIES ACT OF 1934



                             MAINTENANCE DEPOT, INC.
--------------------------------------------------------------------------------
                 (NAME OF SMALL BUSINESS ISSUER IN ITS CHARTER)

          Florida                                           65-0329380
---------------------------------           ------------------------------------
(STATE OR OTHER JURISDICTION OF                          (IRS EMPLOYER
 INCORPORATION OR ORGANIZATION)                        IDENTIFICATION NO.)

516 Monceaux Rd W. Palm Beach FL                             33405
---------------------------------           ------------------------------------
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)                   (ZIP CODE)


                                  (561) 659-9006
--------------------------------------------------------------------------------
              (REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE)

        SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:

     TITLE OF EACH CLASS                      NAME OF EACH EXCHANGE ON WHICH
     TO BE SO REGISTERED                      EACH CLASS IS TO BE REGISTERED
     -----------------------------           -------------------------------


---------------------------------           ------------------------------------

---------------------------------           ------------------------------------

        SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:

                    COMMON STOCK, $0.001 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                                (TITLE OF CLASS)

                               TABLE  OF  CONTENTS

PART I

Description of Business                                                      1
Description of Property                                                      4
Directors , Executive Officers and Significant Employees                     5
Remuneration of Directors and Officers                                       5
Securityholders                                                              6
Options Warrants and Rights of Management and Certain Shareholders           6
Interest of Management and Others in Certain Transactions                    6
Description of Securities                                                    7

PART II

Market Price of and Dividends on the Registrant's Common
Equity and Other Shareholder Matters                                         8
Legal Proceedings                                                            9
Changes in and Disagreements with Accountants                                9
Recent Sales of Unregistered Securities                                      9
Indemnification of Directors and Officers                                   10

PART F/S: Financial Statements

PART III

Index and Description of Exhibits

SIGNATURES

                                     PART I

The  issuer  has  elected  to  follow  Form  10-SB,  Disclosure  Alternative  2.

                         ITEM 6. DESCRIPTION OF BUSINESS

     The Company, a Florida corporation organized in August 1990, commenced operations in 1992 as a Master Distributor of janitorial supplies, paper and equipment. A "Master Distributor" is a company who inventories other manufacturers lines of products for sale to distributors. Operating out of a central warehouse in West Palm Beach, Florida, MDI has, since 1993, manufactured its own line of cleaning products and chemicals which it sells to distributors in addition to the products of other manufacturers. The Company's customer base is mainly composed of food service, industrial, janitorial, safety and export distributors located principally in the Southeastern United States. The Company has grown from gross sales of approximately $2,000,000 in 1995 to over $7,000,000 in 1999. For the year ended December 31, 1999, the Company incurred a net loss of $384,508; for the six months ended June 30th, 2000, the Company incurred a net loss of $31,968.

     The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, as presented for the year ended December 31, 1999 the Company did not have significant cash or other material assets, nor have revenues been sufficient to cover its operating costs and to allow it to continue as a going concern. It is the belief of the management of the Company that upon the completion of the private placement of 1,005,590 shares at a price of $1.79, together with the growth in revenues, the Company will be able to continue as a going concern. In the interim, management is committed to meeting the operational cash flow needs of the Company.

     The Company offers a wide variety of janitorial and food service supplies, paper products and other cleaning services equipment exclusively to wholesale distributors of such products. By maintaining a large inventory of a wide variety of products, the Company is able to offer its customers, wholesale distributors, the convenience of "one stop" shopping and the ability to keep their own inventories low.

          The raw materials used by the Company in manufacturing its products are widely available in the market and are not unique to any one or group of suppliers. There are no material agreements with the Company's suppliers of manufactured goods; the type of goods produced by other manufacturers and resold by the Company are generally available in the marketplace.

     The products offered by the Company are manufactured both in-house by the Company and by outside manufacturers.


Principal Products Manufactured by Others             Percentage of Total Sales
---------------------------------------------------  ---------------------------

Paper goods, such as toilet paper, paper towels, napkins, etc.               30%
Plastic liners, such as garbage bags                                         20%
Mops, brooms, brushes, etc.                                                   5%
Cleaning equipment such as floor buffers, carpet cleaners, vacuums            5%
Aerosols, such as glass cleaners, furniture polish, disinfectants            10%
Other related products                                                        5%
           Principal Products Manufactured by MDI
Cleaning products such as dish soaps, hand soaps, detergent, disinfectants   25%

           Most of the products are disposable, thus assuring on-going reorders and inventory turnover.

     The Company's in-house lines of cleaning products and chemicals and related products are sold under the names "Remington", "Dro" and "Maintenance Pro". In addition to selling products under Company trade names, MDI offers a private labeling program for distributors who wish to market the Company's chemicals, powders and aerosols under their own brand names; this represents less than 10 percent of total sales.

     Until recently, the Company has operated out of a 31,000 square foot central warehouse in Delray Beach, Florida which houses its executive offices as well as its chemical manufacturing and warehouse operations. On or about April 1, 1999, the Company moved its executive offices, warehouse facilities and its chemical manufacturing to a new facility of approximately 73,000 square feet located at 516 Monceaux Road, West Palm Beach, Palm Beach County, Florida. See "Description of Property"

     MDI is a stockholder/member of Advantage Marketing Associates ("AMA"), a marketing group based in San Antonio, Texas, which is made up of fourteen Master Distributors of janitorial supplies, paper products and equipment. MDI owns 125 shares of AMA out of a total of 1,500 shares issued (8.33%). The Company paid $7,500 for its interest in AMA and pays annual dues in the approximate amount of $8,000. New members are currently required to pay $25,000 for membership and must be approved by the current shareholders.

     Each AMA member has a designated market area in which to sell its products and does not compete primarily with other members. The Company's designated market area is the Southeastern United States, which includes Georgia, Alabama, Florida, the Caribbean and Central and South America. The Company is permitted and does sell to other parts of the country but does not sell AMA products in those areas. Other members ( who may be competitors of the Company) may sell products in the Company's designated market area. The principal benefits to the Company of membership in AMA are (i) receipt of volume discounts from manufacturers of products when purchasing as part of the AMA group, (ii) participation in AMA's national advertising campaigns, (iii) sales of Company manufactured products to AMA members (which sales amount to approximately 3% of total sales), and (iv) participation in the development and sale of new products in conjunction with AMA and its other members. The Company and AMA have developed lines of products under the AMA's trade names "ReNature" and "ProNature" , which products are primarily paper products such as towels, napkins, and tissues, and a comparable line of recycled paper products.

     The Company's product offerings are changed and varied based upon it's research carried on by (1) attendance at trade shows and review of trade publications and product offerings of its competitors, (2) regular discussions with its suppliers and their competitors and (3) continuous surveys by its sales personnel of the desires and needs of its customers and prospective customers. The Company carries on no other material research.

     The Company concentrates its marketing efforts on providing value_added services to resellers. The Company distributes products that are generally available at similar prices from multiple sources, and most of its customers purchase their products from more than one source. As a result, the Company seeks to differentiate itself from its competitors through a broader product offering, a higher degree of product availability, a variety of high quality customer services and timely distribution capabilities. MDI attempts to accomplish these goals through beneficial ratio's of sales personnel to customers, well informed, high quality sales and service personnel, advertising in trade publications, fliers, and the increases in warehouse and distribution facilities resulting from the new facility. The Company employs five salespersons and an independent contractor who supervises and deals in export sales, which sales are not significant at this time. The Company's products are delivered to its customers by common carrier and/or United Parcel Services (UPS) or the customers may pick up the products at the Company warehouse.


     MDI's customer base is diversified over a relatively large number of customers. Only one customer, Cheney Bros., Inc., represents more than 10% of the Company's 1999 sales revenue (said customer accounted for approximately 12% of 1999 sales).


     TRADEMARKS  AND  SERVICE  MARKS

     The Company has registered the trademark "Maintenance Depot" and "Dro" on the United States Patent and Trademark Office principal register. While the Company believes that its trademarks and service marks can be and are adequately protected by statutory and common law, there can be no assurance that others may not successfully challenge the Company's right to its trademarks and service marks. Further, the Company has not secured patent protection for the cleaning products and chemicals that it manufactures. There can be no assurance that the confidentiality of its trade secrets will be maintained or that others will not independently develop or obtain access to the same, comparable or superior products.

     THE  INDUSTRY

     It is the management of the Company's experience that distributors of janitorial supplies, paper products and equipment generally buy from wholesalers such as the Company rather than directly from manufacturers. By purchasing product in such a manner, distributors can access a vast array of inventory on a timely basis, thereby keeping their inventory costs low while not sacrificing accessibility. In addition, the Company believes that distributors receive competitive prices and much improved services when purchasing from wholesalers rather than directly from manufacturers.

     COMPETITION

     The Company is involved in a highly competitive and changing industry. The Company competes, and can be expected to compete, against well-established companies with substantially greater product and name recognition and with substantially greater financial marketing and distribution capabilities than those of the Company, as well as against a large number of local establishments that offer similar or competitive products.

     The Company faces competition, in the Southeast and nationally, from other Master Distributors as well as from manufacturers who sell directly to distributors and end-users. Other members of the AMA ( who may be competitors of the Company) may sell products in the Company's designated market area. Competitors on the wholesale level include Sweet Paper Co., the Company's major competitor in the Southeast, Bunzi Distribution, USA Inc., a St. Louis based master distributor with a presence in the Southeast, national wholesalers Lagasse Brothers and United Facility Supply Co., which are divisions of United Stationers, Inc. and ResourceNet International, a division of International Paper Corp., which concentrates principally in the Northeast (these competitors are not members of the AMA). The Company does not have a material share of the market.

     Management believes that the Company's ability to manufacture and sell products under its own brand names and under private labels as well as its ability to offer its customers high quality products and services, sets it apart from its competitors. In addition, the strong South Florida market, which continues to experience excellent growth due to (i) its proximity to the Caribbean and South America, and (ii) its excellent climate , both of which contribute to strong population growth, provides an excellent base for the Company to establish itself and from which it can grow. Management believes that potential customers who are looking for alternative suppliers who are customer oriented and provide quality products at a competitive price can be found outside the South Florida market and will provide growth for the Company in these areas. Management anticipates that the Company will face more intense competition as it expands out of Florida and as competing wholesalers intensify their efforts in the Company's home territory.

     GOVERNMENT  REGULATIONS

     Management believes that compliance with Federal, Florida state and local provisions regulating the discharge of materials into the environment, or otherwise relating to the protection of the environment, does not and will not have a material effect upon the capital expenditure, earnings, and the competitive position of the Company. The Company is not a chemical manufacturer in the true sense of the word. MDI combines certain materials in order to form a finished product such as dish soap. This process does not result in any by-products which must be disposed of. The Company rinses its blending tanks after the batching process is complete and has been granted a permit to dispose of this wastewater into the sanitary sewer. On July 10, 1996, the Company received notification from the City of Delray Beach, Florida, indicating that, in light of the Company's past cooperation with the City of Delray Industrial Pretreatment Program and satisfactory analysis results over the previous two years, MDI is no longer required to test the Delray Beach warehouse site for compliance with local environmental ordinances. Based on its own investigations and consultations with Delray Beach Environmental Services, the City of West Palm Beach has verbally advised the Company that it requires no waste disposal permit for the new facility. The Environmental Compliance Department of West Palm Beach has indicated that it will, from time to time, perform spot checks of wastewater discharge. There can be no assurance, however, that testing or other requirements will not be imposed in the future. Management believes that the Company is in compliance with Palm Beach County ordinances and the Company holds a current environmental permit from the county. In addition, the Company registers its disinfectant products annually with the State of Florida.

     EMPLOYEES

     At December 31, 1999, the Company had 20 full time employees and 1 part time employee, including 4 employees who compose the sales force. The Company has never experienced a work stoppage and no employees are represented by any labor union. The company believes that its employee relations are good.

                         ITEM  7.  DESCRIPTION  OF  PROPERTY

     The Company's executive offices as well as its chemical manufacturing and warehouse operations were located at 1295 SW 4th Avenue, Delray Beach, Palm Beach County, Florida in a 31,000 square foot central warehouse leased by the Company. The lease commenced on March 1, 1993 and expires August, 2003, with a renewal option for an additional five years. Monthly rent (base) is approximately $12,600. On or about April 1, 1999, the Company moved its executive offices, warehouse facilities and chemical manufacturing to a new facility of approximately 73,000 square feet located at 516 Monceaux Road, West Palm Beach, Palm Beach County, Florida owned by the Company. Over one-half of the facility has ceilings in excess of 28 feet, which enables merchandise to be warehoused in an efficient manner and has 20 loading docks thereby easing delivery. The facility is expected to be adequate for the Company's needs for the foreseeable future. The Company has subleased its former quarters in Delray Beach, Florida.

          ITEM  8.  DIRECTORS,  EXECUTIVE  OFFICERS  AND  SIGNIFICANT  EMPLOYEES

DIRECTORS  AND  EXECUTIVE  OFFICERS

     The directors and executive officers of MDI and their respective ages and positions with MDI are set forth in the following table.


       NAME                       AGE           POSITION
       ----                       ---           --------

       William J. Mercur           45           President, Director

       Philip Seid                 49     Vice President-Financial and
                                                Manufacturing,
                                                  Director


Members of the Board of Directors are elected for one-year terms and until their successors are duly elected and qualified. There are no arrangements or understandings between them or between them and any other persons as to their serving as Directors.

William J. Mercur, a co-founder of the Company, has been the President and a director since its inception and devotes his full time to the Company. He has been in the janitorial and chemical sales industry for approximately 20 years.

Philip Seid, a co-founder of the Company, has been Vice President of Finance and Manufacturing and a director of the Company since its inception, and devotes his full time to the Company. Mr. Seid has over 24 years of experience in accounting and finance.

No officer, director, key personnel or principal shareholders are related by blood or marriage.



                 ITEM 9. REMUNERATION OF DIRECTORS AND OFFICERS

The following table sets forth, for the year ended December 31, 1999, annual compensation, including salary and bonuses paid by MDI to each executive officer and all executive officers as a group. No compensation has been paid to any individual in the capacity of a director.

NAME OF INDIVIDUAL OR              CAPACITIES IN REMUNERATION    AGGREGATE
 IDENTITY OF GROUP                        WAS RECEIVED          REMUNERATION

Officers and Directors as a
group(2)                                                       $     162,250
William Mercur                     Officer                     $      92,650
Philip Seid                        Officer                     $      69,600

     William J. Mercur and Philip Seid have, as of January 1, 2000, entered into employment contracts with the Company which provide for an initial base annual salary of $127,400 and $101,401 respectively. The contracts provide for
(a) an initial term of five years, (b) a minimum annual increase in the base salary of 10% and (c) an annual bonus of between 5% and 50%, to be determined by the Board of Directors of the Company. Messrs. Mercur and Seid are currently the sole directors comprising the Board of Directors and will be determining their own bonus. Factors which will influence the determination of the payment of these bonuses include, without limitation, the financial situation of the Company, the efforts of the individuals involved, and salaries of employees performing similar jobs at other companies.


      ITEM 10. SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS
                              as of August 18, 2000

NAME AND ADDRESS OF          AMOUNT OF COMMON STOCK     AMOUNT OF SERIES "A"    PERCENT OF CLASS
       OWNER                          OWNED           PREFERRED STOCK OWNED(1)  OF COMMON  STOCK


     William Mercur                          785,000                   396,900           30%(1)
     1515 S. Flagler Dr
     W. Palm Beach, FL 33401


     Philip Seid                             601,563                   303,000           23%(1)
     4964 NW 110 Terrace,
     Coral Springs, FL 33706

     Solana Venture Group, LP                558,663                                     21%(2)
     990 Highland Dr.
     Solana Beach, CA 92075

     All Officers and Directors            1,386,563                                       53%
     as a Group (2)

     (1)     Messrs  Mercur and Seid own 100% of the issues and outstanding Series "A" preferred stock; the percentage  shown does not take into consideration the conversion of the
             Series "A" Preferred  Stock.  See  "Description  of  Securities".
     (2)     On June 20, 2000 the Company and Solana Venture Group, LP entered into a Securities
             Purchase Agreement  which  calls  for  the sale and purchase of 1,005,590 shares in three installments at a priceof $1.79; as of August  18th ,  2000,  558,663  Shares have been purchased. Luke D'Angelo, a shareholder of the Company  is  President  of the  general  partner  of  Solana  Venture  Group,  Inc.

     There are no other shareholders who own more than 10% of any class of the Company's securities.

      OPTIONS WARRANTS AND RIGHTS OF MANAGEMENT AND CERTAIN SECURITYHOLDERS
                             as of August 18th, 2000


           none


              ITEM 11. INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN
TRANSACTIONS

Interest  of  Management  Regarding  Certain  Guarantees
--------------------------------------------------------

William J. Mercur and Philip Seid, officers, directors and controlling shareholders of the Company, have personally guaranteed and/or co-signed certain debt and obligations of MDI. The said indebtedness totals, as of December 31, 1999, $1,143,708, and is further described in the Notes to the Financial Statements.


                       ITEM 12. DESCRIPTION OF SECURITIES

     The Company is authorized to issue 50,000,000 shares of all classes of stock, consisting of 40,000,000 shares of Common Stock, $.0001 par value and 10,000,000 shares of preferred stock, $.0001 par value. There are 2,644,214 Shares of the Company's Common Stock issued and outstanding and 699,900 shares of Series "A" Preferred Stock issued and outstanding. Of the 2,644,214 Shares of Common Stock issued and outstanding, all shares were offered and sold in private transactions, exempt from registration with the United States Securities and Exchange Commission; of this total, 2,374,210 shares are "restricted".

William Mercur, and Philip Seid own 100% of the issued and outstanding Series "A" Preferred Stock. Should either of these individuals be terminated for cause as set forth in paragraph 8 (c) of their employment contracts during the five year period commencing with their purchase of the Series "A" Preferred stock, the Company has the right to repurchase their Series "A" Preferred stock at their purchase price .The Series "A" Preferred Stock has the right to elect a majority of the Board of Directors, and is convertible to common stock, at the election of the shareholder no sooner than five years from the date of purchase, at the ratio of one share of preferred to two shares of common. It has no other voting rights, shall not participate in dividends, and shall have no preference in dissolution.

                                     PART II

    ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND
                           RELATED STOCKHOLDER MATTERS

      The Company's common stock has been publicly traded in the over-the-counter market and quoted on the NASDAQ electronic OTC Bulletin Board from August, 1999 until January, 2000 under the trading symbol "MDPO". The OTC Bulletin Board is an electronic quotation service that displays real-time quotes, last sale prices and volume information in certain domestic and foreign issuers whose securities are traded in the over-the-counter market.

       No dividends on the Company's common stock have been declared or paid since the Company's inception. The Company intends to retain earnings to finance the growth and development of its business and does not anticipate paying cash dividends on its common stock in the foreseeable future. As of May 1, 2000 there were approximately 25 holders of record of the Company's common stock.

The following states the range of high and low bid prices for each quarter from the time the shares of the Company was quoted on the OTC Bulletin Board:

Calendar Quarter         Closing         High            Low
----------------         -------         -----         -------

Q3 1997                   2.625           3              2.375
Q4                        2               3              2

Q1 1998                   1.0625          2.25           0.75
Q2                        0.625           1.375          0.625
Q3                        0.4375          0.625          0.375
Q4                        1.8125          2.375          0.21875
Q1 1999                   1.875           2.215          1.02
Q2                        2.5             2.625          1.5313
Q3                        1.375           2.5            1.125
Q4                        2.6563          4.25           1.25

Q1 2000*                                  2.6563         1.5

*trading  on  OTCBB  ceased  on  January  18,  2000

The High/Low bid prices for each quarter of the last fiscal year were obtained from NASDAQ Trading and Market Services. The quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

     At this time, the Company Common Stock is considered a "penny stock". Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system). Broker-dealer practices in connection with transactions in "penny stocks" are regulated by certain penny stock rules adopted by the Securities and Exchange Commission. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These requirements may have the effect of reducing the level of trading activity, if any, in the secondary market for a security that becomes subject to the penny stock rules. As long as the Company's common stock is subject to the penny stock rules, investors may find it more difficult to sell their shares.


     Pursuant to NASD Eligibility Rule 6530 (the "Rule") issued on January 4, 1999, issuers who do not make current filings pursuant to Sections 13 and 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") are ineligible for listing on the NASDAQ Over-the-Counter Bulletin Board ("OTCBB"). Pursuant to the Rule, issuers who are not current with such filings are subject to having the quotation of the ir securities removed from the OTCBB pursuant to a phase in schedule depending on each issuer's trading symbol as reported on January 4 , 1999 and thereafter may quote its common stock on the National Quotation Bureau "Pink Sheets."

As of August 18th, 2000, the Company has not complied with the Rule, and in the past, has not made filings pursuant to Sections 13 and 15(d) of the Exchange Act. The Company has filed this registration statement on Form 10SB to become a reporting Company and therefore comply with the Rule. However, the Company will remain subject to having quotation of its securities on the Pink Sheets, until such time as the Securities and Exchange Commission (the "Commission") has reviewed the Company's Form 10SB and has stated that it has no further comments. Once the Company has complied with the Rule, it will once again become eligible for quotation on the OTCBB and will seek to be reinstated on the OTCBB or other appropriate exchange.


                            ITEM 2. LEGAL PROCEEDINGS

As  of the date of this filing, there are no material legal proceedings pending.

             ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

There have been no disagreements of any sort or kind with Auditors or Accountants respecting any matter or item reflected in the financial statements of this Issuer.

                ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

During the last three years, the Company has sold the following securities without registering them under the Securities Act of 1933 (the "Securities
Act"),  all  without  underwriters  or  commissions  or  discounts:

Common  Shares:

     Date  of  Sale
     --------------

(i) Sept. 1 , 1999         As  of March 3, 1999,  the  Company  entered  into  a
                           Promissory  Note Agreement, whereby the  Company  was
                           loaned  $201,000,  bearing  interest  in  the   fixed
                           amount  of  $20,000, interest  being  due and payable
                           when   the  principal  becomes  due.   Principal  and
                           interest due and payable on August 31, 1999. At the time of issuance, said promissory note agreement provided that the debt was into shares of the common stock of the Company at the price of $2.00 per share.
                           The loan was fully satisfied by the conversion of the principal and interest into 110,550 shares of the Company's common stock.

(ii)  July.  27,  1999     12,500 shares at a price of $2, purchases by a single
                           accredited  investor.

(iii)  Sept.  21,  1999    55,000  shares  at  a  price  of  $2 plus $10,000 of
                           services; purchases by a single accredited investor.

(iv)  Nov.1  1999          37,500  shares  at  a  price  of $2; purchased by a
                           single accredited  investor.

(v)  June  20,  2000       1,005,590  shares  at  a price of $1.79; purchased by
                           a single accredited investor pursuant to a Securities
                           Purchase  Agreement  which  calls  for  the  sale and
                           purchase   of  said  shares  in  three  installments.
                           The  price  was negotiated between  the  parties.  As
                           of August 18th, 2000, the first two installments have
                           been   made;  558,663  Shares  have  been  purchased.
                           The last installment is due upon the occurring of certain events and conditions, including primarily, the Company having cleared all Securities & Exchange
                           Commission comments pertaining to the Company's  Form
                           10-SB

        The Company relies on exemption from registration under Section 4(2) of the Securities Act of 1933, as amended in that the transactions detailed in subparagraphs (a)(i) (ii)and (iii) are a private placement of said securities to an accredited investor who is acquiring the securities for its own account and not with a view to sale or resale, distribution or transfer. Each of the purchasers described in subparagraphs (a)(i), (ii), (iii) and (v) above is an accredited investor and has confirmed this to the Company in writing. The Company relies on exemption from registration under Regulation S of the Securities Act of 1933, as amended with regard to the securities detailed in subparagraph (iv).

     The proceeds from these private placements have been used primarily as working capital of the Company; the June 20th, 2000 agreement enabled the Company to purchase the building and property in West Palm Beach, Florida.

Series  "A"  Preferred  Shares:

      In May, 2000, the two officers and directors of the Company (2) purchased 100% of the Series "A" Preferred shares issued and outstanding for consideration of (i) $.015 per share , (ii) modification of their employment contracts to provide that should the individuals be terminated for cause during the five year period commencing with the purchase, the Company may, at its option, repurchase the shares at $.015 per share, and (iii) the individuals agreement to remain as guarantors and/or co-signer of certain debt and obligations of MDI. The said indebtedness totals, as of December 31, 1999, $1,143,708, and is further described in the Notes to the Financial Statements.

               ITEM 5. INDEMNIFICATION OF OFFICERS AND DIRECTORS.

       The Company's Articles of Incorporation provide: This Corporation shall indemnify and shall advance expenses on behalf of its officers and directors to the fullest extent permitted by law in existence either now or hereafter.

        As of August 18, 2000, the Company does not have, but reserves the right to purchase and maintain, directors and officers insurance insuring its directors and officers against any liability arising out of their status as such, regardless of whether the Company has the power to indemnify such persons against such liability under applicable law.

        Insofar as indemnification for liabilities arising under the Securities Exchange Act of 1934 may be permitted to directors, officers, and controlling persons of the Company pursuant to the foregoing provisions or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                             MAINTENANCE DEPOT, INC.

                              FINANCIAL STATEMENTS

                       JUNE 30, 2000 AND DECEMBER 31, 1999

                          MAINTENANCE  DEPOT,  INC.
                               Balance  Sheets

                                    ASSETS
                                    ------

                                       June 30,   December 31,
                                         2000         1999
                                      ----------  -------------
                                                   (Unaudited)
CURRENT ASSETS

  Cash                                $  241,863  $       4,505
  Accounts receivable, net (Note 1)    1,361,046      1,158,196
  Inventory (Note 1)                   1,166,712      1,369,092
  Prepaids and other current assets       94,975         90,837
                                      ----------  -------------

    Total Current Assets               2,864,596      2,622,630
                                      ----------  -------------

FIXED ASSETS (Notes 1 and 2)             377,562        373,544
                                      ----------  -------------
    TOTAL ASSETS                      $3,242,158  $   2,996,174
                                      ----------  -------------

                          MAINTENANCE  DEPOT,  INC.
                         Balance  Sheets  (Continued)

                    LIABILITIES  AND  STOCKHOLDERS'  EQUITY
                    ---------------------------------------

                                                           June 30,    December 31,
                                                             2000           1999
                                                         ------------  ------------
                                                          (Unaudited)
CURRENT LIABILITIES

  Cash overdraft                                         $    26,698   $   137,201
  Line of credit (Note 5)                                  1,391,796     1,143,708
  Accounts payable                                         1,294,244     1,480,014
  Accrued expenses                                             4,753        83,103
  Notes payable - current portion (Note 3)                    10,975        11,388
                                                         ------------  ------------

    Total Current Liabilities                              2,728,466     2,855,414
                                                         ------------  ------------

LONG-TERM DEBT

  Notes payable - long term (Note 3)                         106,816       112,414
                                                         ------------  ------------

    Total Long-Term Debt                                     106,816       112,414
                                                         ------------  ------------

    Total Liabilities                                      2,835,282     2,967,828
                                                         ------------  ------------

COMMITMENTS (Note 4)

STOCKHOLDERS' EQUITY

  Preferred stock: $0.001 par value, 10,000,000 shares
   authorized; 699,900 and -0- shares issued and
   outstanding, respectively                                     700             -
  Common stock: $0.001 par value, 40,000,000 shares
   authorized; 2,309,019 and 2,085,551 shares issued
   and outstanding, respectively                               2,309         2,086
  Additional paid-in capital                               1,494,887     1,074,814
  Accumulated deficit                                     (1,091,020)   (1,048,554)
                                                         ------------  ------------

    Total Stockholders' Equity                               406,876        28,346
                                                         ------------  ------------

    TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY           $ 3,242,158   $ 2,996,174
                                                         ============  ============

                               MAINTENANCE  DEPOT,  INC.
                               Statements  of  Operations
                                      (Unaudited)


                                          For  the                  For  the
                                       Six Months Ended         Three Months Ended
                                          June  30,                 June  30,
                                  ------------------------  ------------------------
                                     2000         1999         2000         1999
                                  -----------  -----------  -----------  -----------

SALES, NET                        $4,709,242   $3,246,791   $2,304,197   $1,600,984

COST OF GOODS SOLD                 3,576,455    2,403,582    1,737,625    1,156,867
                                  -----------  -----------  -----------  -----------

  Gross Margin                     1,132,787      843,209      566,572      444,117
                                  -----------  -----------  -----------  -----------

OPERATING EXPENSES

  General and administrative
    expenses                         998,623      729,955      540,997      380,561
  Depreciation expense                48,771       40,133       21,063       19,128
                                  -----------  -----------  -----------  -----------

    Total Operating Expenses       1,047,394      770,088      562,060      399,689
                                  -----------  -----------  -----------  -----------

    Income from Operations            85,393       73,121        4,512       44,428
                                  -----------  -----------  -----------  -----------

OTHER INCOME (EXPENSE)

  Bad debt expense                      (741)     (30,972)        (376)     (15,164)
  Interest expense                  (127,118)     (87,894)     (68,643)     (48,700)
                                  -----------  -----------  -----------  -----------

    Total Other Income (Expense)    (127,859)    (118,866)     (69,019)     (63,864)
                                  -----------  -----------  -----------  -----------

INCOME TAX BENEFIT                         -            -            -            -
                                  -----------  -----------  -----------  -----------

NET LOSS                          $  (42,466)  $  (45,745)  $  (64,507)  $  (19,436)
                                  ===========  ===========  ===========  ===========

BASIC LOSS PER SHARE              $    (0.02)  $    (0.02)  $    (0.03)  $    (0.01)
                                  ===========  ===========  ===========  ===========

                                MAINTENANCE  DEPOT,  INC.
                           Statements  of  Stockholders'  Equity

                               Preferred  Stock     Common  Stock     Additional
                               ----------------  ------------------    Paid-in    Accumulated
                               Shares   Amount    Shares    Amount     Capital      Deficit
                               -------  -------  ---------  -------  -----------  ------------
Balance, December 31, 1997           -  $     -  1,870,001  $ 1,870  $  685,213   $  (637,302)

Net loss for the year ended
 December 31, 1998                   -        -          -        -           -       (26,744)
                               -------  -------  ---------  -------  -----------  ------------

Balance, December 31, 1998           -        -  1,870,001    1,870     685,213      (664,046)

Conversion of notes payable
and interest to common stock
at $2.00 per share                   -        -    110,550      111     220,989             -

Common stock issued for
cash and services at $2.00
per share                            -        -    105,000      105     209,895             -

Stock offering costs                 -        -          -        -     (41,283)            -

Net loss for the year ended
 December 31, 1999                   -        -          -        -           -      (384,508)
                               -------  -------  ---------  -------  -----------  ------------

Balance, December 31, 1999           -        -  2,085,551    2,086   1,074,814    (1,048,554)

Common stock issued for
 cash at $1.79 per share
 (unaudited)                         -        -    223,468      223     399,777             -

Preferred stock issued for
 cash at $0.015 per share
 (unaudited)                   699,900      700          -        -       9,798             -

Beneficial conversion feature
 of preferred stock
 (unaudited)                                                             10,498

Net loss for the six months
 ended June 30, 2000
 (unaudited)                         -        -          -        -           -       (42,466)
                               -------  -------  ---------  -------  -----------  ------------

Balance, June 30, 2000
 (unaudited)                   699,900  $   700  2,309,019  $ 2,309  $ 1,494,887  $(1,091,020)
                               =======  =======  =========  =======  ===========  ============

                                     MAINTENANCE DEPOT, INC.
                                    Statements of Cash Flows
                                           (Unaudited)

                                                         For  the              For  the
                                                     Six  Months  Ended    Three  Months  Ended
                                                         June  30,             June  30,
                                                  ----------------------  ----------------------
                                                     2000        1999        2000        1999
                                                  ----------  ----------  ----------  ----------
CASH FLOWS FROM OPERATING ACTIVITIES

  Net (loss)                                      $ (42,466)  $ (45,745)  $ (64,507)  $ (19,436)
  Adjustments to reconcile net (loss) to net
   cash used in operating activities:
    Allowance for bad debts                               -      30,000           -      15,000
    Depreciation and amortization                    48,771      40,133      21,063      19,128
    Beneficial conversion of preferred stock         10,498                  10,498
  Changes in assets and liabilities:
    (Increase) decrease in accounts receivable     (202,850)   (148,955)     14,931     (11,315)
    (Increase) decrease in inventory                202,380    (261,440)     59,408    (323,814)
    (Increase) decrease in prepaids                  (8,154)     29,488      (6,614)    (61,872)
    (Increase) decrease in deposits                   4,016     (83,113)    (14,499)    (51,448)
    Increase (decrease) in accounts payable        (185,770)    448,954      15,750     243,089
    Increase (decrease) in accrued expenses         (78,350)    (65,395)        360        (644)
    Increase (decrease) in other current
     liabilities                                          -     201,000           -           -
    Increase (decrease) in cash overdraft          (110,503)     97,325    (143,272)    133,364
                                                  ----------  ----------  ----------  ----------

      Net Cash (Used) by Operating Activities      (362,428)    242,252    (106,882)    (57,948)
                                                  ----------  ----------  ----------  ----------

CASH FLOWS FROM INVESTING ACTIVITIES

  Purchase of fixed assets                          (52,789)   (172,767)    (19,932)    (28,274)
                                                  ----------  ----------  ----------  ----------

      Net Cash (Used) by Investing Activities       (52,789)   (172,767)    (19,932)    (28,274)
                                                  ----------  ----------  ----------  ----------


CASH FLOWS FROM FINANCING ACTIVITIES

  Proceeds from cash sale of common stock           400,000           -     400,000           -
  Proceeds from cash sale of preferred stock         10,498           -      10,498           -
  Proceeds from revolving credit notes payable      248,088           -           -           -
  Principal payments on notes payable                (6,011)     (6,000)     (2,607)     (3,000)
  Payments on revolving credit notes payable              -     (61,595)    (46,337)    (30,374)
                                                  ----------  ----------  ----------  ----------

      Net Cash Provided by Financing Activities     652,575     (67,595)    361,554     (33,374)
                                                  ----------  ----------  ----------  ----------

NET INCREASE (DECREASE) IN CASH                     237,358       1,890     234,740    (119,596)

CASH AT BEGINNING OF PERIOD                           4,505           -       7,123     121,486
                                                  ----------  ----------  ----------  ----------

CASH AT END OF PERIOD                             $ 241,863   $   1,890   $ 241,863   $   1,890
                                                  ==========  ==========  ==========  ==========


          The accompanying notes are an integral part of these financial statements.


CASH PAID FOR:

  Interest expense                                $ 127,118   $  87,894   $  68,643   $  48,700
  Income taxes                                    $       -   $       -   $       -   $       -

          The accompanying notes are an integral part of these financial statements.

                             MAINTENANCE DEPOT, INC.
                        Notes to the Financial Statements
                       June 30, 2000 and December 31, 1999


NOTE 1 -  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

          a. Organization

          PS Industries, Inc. (the Company) was incorporated in the state of Florida on August 6, 1990 for the primary purpose of distributing and wholesaling janitorial supplies, paper and equipment. On July 11, 1991, the Company changed its name to Maintenance Depot, Inc. In addition to the wholesale distribution of over, 4,000 nationally recognized brands, the Company also formulates, packages and distributes over 200 of its own branded cleaning products and chemicals. The Company also offers a private labeling program to distributors who wish to purchase chemicals, powders and aerosols under their own label.

          The Company presently houses its manufacturing, warehouse, laboratory and offices in a 70,000 square foot facility in West Palm Beach, Florida. The Company's current customer base includes food service, industrial, janitorial, safety and export distributors throughout the United States.

          b. Cash Equivalents

          The Company considers all highly liquid investments and deposits with a maturity of three months or less when purchased to be cash equivalents.

          c. Accounting Method

          The Company's financial statements are prepared using the accrual method of accounting. The Company has adopted a calender year end.

          Sales revenue is recognized when the product is shipped to the customer and expenses are recognized as incurred.

          d. Inventories

          Inventories consisting principally of janitorial supplies, paper and equipment are stated at the lower of average cost or market value. Cost is determined by the first-in, first-out (FIFO) method.

          e. Property and Equipment

          Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful life or lease term of the related asset.

            Computer equipment                     5 years
            Equipment                              7 years
            Furniture and fixtures                 7 years
            Leasehold improvements                 5 years

    The accompanying notes are an integral part of these financial statements.

                             MAINTENANCE DEPOT, INC.
                        Notes to the Financial Statements
                       June 30, 2000 and December 31, 1999

NOTE 1 -  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

          f. Basic Net Loss Per Share


                                 For the Six Months Ended
                                     June 30, 2000
                        -------------------------------------
                                    (Denominator)
                                      Weighted
                        (Numerator)    Average       Net
                           (Loss)     Number of   (Loss) Per
                          Amounts      Shares       Share
                        ------------  ---------  ------------
              Net Loss  $   (42,466)  2,110,381  $     (0.02)
                        ------------  ---------  ------------

                        $   (42,466)  2,110,381  $     (0.02)
                        ============  =========  ============


                                 For the Six Months Ended
                                     June 30, 1999
                        -------------------------------------
                                    (Denominator)
                                      Weighted
                        (Numerator)    Average       Net
                           (Loss)     Number of   (Loss) Per
                          Amounts      Shares       Share
                        ------------  ---------  ------------

              Net loss  $   (45,745)  1,870,001  $     (0.02)
                        ------------  ---------  ------------

                        $   (45,745)  1,870,001  $     (0.02)
                        ============  =========  ============

          g. Income Taxes

          As of June 30, 2000, the Company had a net operating loss carryforward for federal income tax purposes of approximately $466,000 that may be used in future years to offset taxable income. The net operating loss carryforward will begin to expire in 2020. The tax benefit of the cumulative carryforwards has been offset by a valuation allowance of the same amount.

          h. Accounts Receivable

          Accounts receivable are shown net of the allowance for doubtful accounts. The allowance was $100,000 at March 31, 2000.

    The accompanying notes are an integral part of these financial statements.

                             MAINTENANCE DEPOT, INC.
                        Notes to the Financial statements
                       June 30, 2000 and December 31, 1999

NOTE 1 -  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

          i. Estimates

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

          j. Advertising

          The Company follows the policy of charging the costs of advertising to expense as incurred.

          k. Unaudited Financial Statements

          The accompanying unaudited financial statements include all of the adjustments which, in the opinion of management, are necessary for a fair presentation. Such adjustments are of a normal recurring nature.

NOTE 2 -  FIXED ASSETS

          Fixed assets at June 30, 2000 and December 31, 1999 consisted of the following:

                                                    June 30,    December 31,
                                                      2000          1999
                                                   ------------  ------------
                                                   (Unaudited)

  Computer equipment                               $ 225,566     $   190,734
  Equipment                                          363,287         348,286
  Furniture and fixtures                              65,920          62,963
  Leasehold improvements                              39,723          39,723
                                                   ------------  ------------

                                                     694,496         641,706

  Less accumulated depreciation and amortization    (316,934)       (268,162)
                                                   ------------  ------------

  Net Property and Equipment                       $ 377,562     $   373,544
                                                   ============  ============

          Depreciation expense for the six months ended June 30, 2000 and the year ended December 31, 1999 was $48,771 and $77,283, respectively.

    The accompanying notes are an integral part of these financial statements.

NOTE 3 -  LONG-TERM DEBT

          Long-term debt at June 30, 2000 and December 31, 1999 consists of the following:


                                                           June 30,       December 31,
                                                             2000             1999
                                                        ---------------  --------------
                                                           (Unaudited)

  Note payable to an individual, payable in
   monthly interest only payments at 12%
   through March 2002, unsecured.                       $      100,000   $     100,000

  Note payable to an individual, payable in
   monthly installments of $1,000 including
   interest at 8% through January 2002,
   unsecured.                                                   17,791          23,802
                                                        ---------------  --------------

                                                               117,791         123,802

Less current portion                                           (10,975)        (11,388)
                                                        ---------------  --------------

                                                        $      106,816   $     112,414
                                                        ===============  ==============

  Future maturities of long-term debt are as follows:

                                                              2001       $      10,975
                                                              2002             106,816
                                                                         --------------

                                                              Total     $      117,791
                                                                        ===============


NOTE 4 -  OPERATING LEASES

          In 1999, the Company relocated it operations and leases its new facilities on a month-to-month basis. The monthly rental payment for the lease is $9,011.

          The Company is obligated to lease its prior facilities under an operating lease through 2003. The following is a schedule of future minimum rental payments under the operating lease at June 30, 2000.

                                                            2000       $122,334
                                                            2001        176,400
                                                            2002        176,400
                                                            2003        176,400
                                                                  --------------

                                                          Total        $651,534
                                                                 ===============

          As of December 31, 1999, the Company has sublet certain portions of its prior facilities to third parties under subleases that expire in November 2003. The monthly rental income from the subleases is $12,830.

    The accompanying notes are an integral part of these financial statements.

                             MAINTENANCE DEPOT, INC.
                        Notes to the Financial Statements
                       June 30, 2000 and December 31, 1999

NOTE 5 -  REVOLVING CREDIT NOTE PAYABLE

          The Company has a revolving credit note with First Capital Corporation which provides that it may borrow up to $1,500,000 at a varying rate of interest which is five and one-half percent (5.5%) per annum above the higher of seven and one-quarter percent (7.25%) or the highest prime rate published daily in The Wall Street Journal under "Money Rates". As security for this note, the lender has a security interest in all machinery, equipment, furniture, fixtures, inventory and accounts receivable.

          As additional provisions of the loan agreement, the Company has agreed to the following covenants:

          1. Maintain an indebtedness to tangible net worth ratio of not more than 7.5 to 1.
          2. Maintain a current assets to current liabilities ratio of at least 1.2 to 1.
          3. Not allow its working capital from the funding date until the note has been paid in full to be less than $180,000.
          4. Not allow its tangible net worth from the funding date until the note has been paid in all to be less than $115,000.
          5.   Not allow its cumulative quarterly cash flows to drop below zero.

          First Capital Corporation periodically monitors the Company's compliance with these covenants and financial ratios. This revolving credit note was executed on April 15, 1999 and as of June 30, 2000 the loan balance was $1,391,796 and the Company was in default of various provisions of the loan covenants.

          On February 15, 2000, First Capital Corporation increased the line of credit from $1,000,000 to $1,500,000 and extended the term of the credit note to February 14, 2001.

NOTE 6 -  GOING CONCERN

          The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company does not have significant cash or other material assets, nor have revenues been sufficient to cover its operating costs and to allow it to continue as a going concern. It is the intent of the Company to complete a limited offering of its common stock. In the interim, management is committed to meeting the operational cash flow needs of the Company.

NOTE 7 -  COMMON STOCK TRANSACTIONS

          During the year ended December 31, 1999, the Company completed an offering whereby it sold 105,000 shares of its common stock at $2.00 per share for cash proceeds of $200,000 and services of $10,000.

          During the year ended December 31, 1999, the Company incurred cost of $41,283 in connection with the raising of additional capital. These costs were changed to paid in capital.

    The accompanying notes are an integral part of these financial statements.

                             MAINTENANCE DEPOT, INC.
                        Notes to the Financial Statements
                       June 30, 2000 and December 31, 1999

NOTE 7 -  COMMON STOCK TRANSACTIONS (Continued)

          During the year ended December 31, 1999, the Company issued $201,000 of notes payable which, with $20,100 of accrued interest, were converted to 110,550 shares of the Company's common stock at $2.00 per share.

          During the six months ended June 30, 2000, the Company issued 223,468 shares of common stock for cash at $1.79 per share for a total of $440,000.

NOTE 8 -  PREFERRED STOCK TRANSACTIONS


          During the nine month period ended June 30, 2000, the Company issued 699,900 shares of Series "A" preferred stock to William Mercur and Philip Seid. Should either of these individuals be terminated for cause as set forth in paragraph 8 (c) of their employment contracts during the five year period commencing with their purchase of the Series "A" Preferred stock, the Company has the right to repurchase their Series "A" Preferred stock at their purchase price. The Series "A" Preferred stock has the right to elect a majority of the Board of Directors, and is convertible to common stock, at the election of the shareholder no sooner that five years from the date of purchase, at the ratio of one share of preferred to two shares of common. It has no other voting rights, shall not participate in dividends, and shall have no preference in dissolution.


NOTE 9 -  STOCK PURCHASE AGREEMENT

          On June 20, 2000, the Company entered into a stock purchase agreement with an investor. The Company has authorized the sale and issuance of 1,005,590 shares of common stock at $1.79 per share for a total of $1,800,000. As of June 30, 2000, the Company has issued 223,468 shares of common stock and received $400,000 as compensation.

    The accompanying notes are an integral part of these financial statements.

                             MAINTENANCE DEPOT, INC.

                              FINANCIAL STATEMENTS

                                DECEMBER 31, 1999

                                 C O N T E N T S


Independent Auditors' Report. . . . . . . . . . .. . . . . . . . . . . . . .   3

Balance Sheet. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   4

Statements of Operations. . . . . . . . . . . . . . . . . . . . . . . . . . .  6

Statements of Stockholders' Equity. . . . . . . . . . . . . . . . . . . . . .  7

Statements of Cash Flows. . . . . . . . . . . . . . . . . . . . . . . . . . .  8

Notes to the Financial Statements. . . . . . . . . . . . . . . . . . . . . ..  9

    The accompanying notes are an integral part of these financial statements.

                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------


Board  of  Directors
Maintenance  Depot,  Inc.
West  Palm  Beach,  Florida

We have audited the accompanying balance sheet of Maintenance Depot, Inc. as of December 31, 1999 and the related statements of operations, stockholders' equity and cash flows for the years ended December 31, 1999 and 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Maintenance Depot, Inc. as of December 31, 1999 and the results of its operations and its cash flows for the years ended December 31, 1999 and 1998 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 6 to the financial statements, the Company has a deficit in working capital and significant losses from operations which raises substantial doubt about its ability to continue as a gong concern. Management's plans in regard to these matters are also described in Note 6. The financial statements do not include any adjustments that might result from the outcome of the uncertainty.



Jones,  Jensen  &  Company
Salt  Lake  City,  Utah
March  31,  2000

    The accompanying notes are an integral part of these financial statements.

                            MAINTENANCE  DEPOT,  INC.
                                 Balance  Sheet


                                      ASSETS
                                      ------


                                                          December 31,
                                                              1999
                                                         --------------
CURRENT ASSETS

  Cash                                                   $       4,505
  Accounts receivable, net (Note 1)                          1,158,196
  Inventory (Note 1)                                         1,369,092
  Prepaids and other current assets                             90,837
                                                         --------------

    Total Current Assets                                     2,622,630
                                                         --------------

FIXED ASSETS (Notes 1 and 2)                                   373,544
                                                         --------------

    TOTAL ASSETS                                         $   2,996,174
                                                         ==============

    The accompanying notes are an integral part of these financial statements.

                           MAINTENANCE DEPOT, INC.
                          Balance Sheet (Continued)


                     LIABILITIES AND STOCKHOLDERS' EQUITY
                    -------------------------------------

                                                          December 31,
                                                             1999
                                                         --------------

CURRENT LIABILITIES

  Cash overdraft                                         $     137,201
  Line of credit (Note 5)                                    1,143,708
  Accounts payable                                           1,480,014
  Accrued expenses                                              83,103
  Notes payable - current portion (Note 3)                      11,388
                                                         --------------

    Total Current Liabilities                                2,855,414
                                                         --------------

LONG-TERM DEBT

  Notes payable - long term (Note 3)                           112,414
                                                         --------------

    Total Long-Term Debt                                       112,414
                                                         --------------

    Total Liabilities                                        2,967,828
                                                         --------------

COMMITMENTS (Note 4)

STOCKHOLDERS' EQUITY

  Preferred stock: $0.001 par value, 10,000,000 shares
   authorized; no shares issued and outstanding                      -
  Common stock: $0.001 par value, 40,000,000 shares
   authorized; 2,085,551 shares issued and outstanding           2,086
  Additional paid-in capital                                 1,074,814
  Accumulated deficit                                       (1,048,554)
                                                         --------------

    Total Stockholders' Equity                                  28,346
                                                         --------------

    TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY           $   2,996,174
                                                         ==============

    The accompanying notes are an integral part of these financial statements.

                             MAINTENANCE  DEPOT,  INC.
                              Statements of Operations


                                           For  the  Years  Ended
                                               December  31,
                                          ------------------------
                                             1999         1998
                                          -----------  -----------

REVENUES

  Sales, net                              $7,226,367   $6,139,975
  Cost of sales                            5,508,292    4,565,590
                                          -----------  -----------

    Gross Profit                           1,718,075    1,574,385
                                          -----------  -----------

EXPENSES

  General and administrative               1,674,640    1,335,251
  Depreciation and amortization               77,283       71,152
  Litigation settlement expense (Note 8)      65,000            -
                                          -----------  -----------

    Total Expenses                         1,816,923    1,406,403
                                          -----------  -----------

INCOME (LOSS) FROM OPERATIONS                (98,848)     167,982
                                          -----------  -----------

OTHER INCOME (EXPENSE)

  Bad debt expense                           (71,079)     (10,000)
  Interest expense                          (214,581)    (184,726)
                                          -----------  -----------

    Total Other Income (Expense)            (285,660)    (194,726)
                                          -----------  -----------

LOSS BEFORE PROVISION FOR INCOME TAXES             -            -

PROVISION FOR INCOME TAXES                         -            -
                                          -----------  -----------

NET LOSS                                  $ (384,508)  $  (26,744)
                                          ===========  ===========

BASIC LOSS PER SHARE                      $    (0.20)  $    (0.01)
                                          ===========  ===========

    The accompanying notes are an integral part of these financial statements.

                           MAINTENANCE  DEPOT,  INC.
                     Statements  of  Stockholders'  Equity


                                  Common  Stock    Additional
                              --------------------  Paid-in     Accumulated
                               Shares    Amount     Capital       Deficit
                              ---------  -------  -----------  ------------

Balance, December 31, 1997    1,870,001  $ 1,870  $  685,213   $  (637,302)

Net loss for the year ended
 December 31, 1998                    -        -           -       (26,744)
                              ---------  -------  -----------  ------------

Balance, December 31, 1998    1,870,001    1,870     685,213      (664,046)

Conversion of notes payable
and interest to common stock
at $2.00 per share              110,550      111     220,989             -

Common stock issued for
cash and services at $2.00
per share                       105,000      105     209,895             -

Stock offering costs                  -        -     (41,283)            -

Net loss for the year ended
 December 31, 1999                    -        -           -      (384,508)
                              ---------  -------  -----------  ------------

Balance, December 31, 1999    2,085,551  $ 2,086  $ 1,074,814  $(1,048,554)
                              =========  =======  ===========  ============

    The accompanying notes are an integral part of these financial statements.

                              MAINTENANCE  DEPOT,  INC.
                              Statements of Cash Flows

                                                              For  the  Years  Ended
                                                                  December  31,
                                                             ----------------------
                                                                1999        1998
                                                             ----------  ----------
CASH FLOWS FROM OPERATING ACTIVITIES

  Net (loss)                                                 $(384,508)  $ (26,744)
  Adjustments to reconcile net (loss) to net cash
   used in operating activities:
    Allowance for bad debts                                     60,000      10,000
    Depreciation and amortization                               77,283      71,152
    Common stock issued for interest                            20,100           -
  Changes in assets and liabilities:
    (Increase) decrease in accounts receivable                (361,612)   (234,044)
    (Increase) decrease in inventory                          (532,809)    (54,773)
    (Increase) decrease in prepaids                             46,046      54,239
    (Increase) decrease in deposits                              3,611      (5,719)
    Increase (decrease) in accounts payable                    791,206     125,761
    Increase (decrease) in accrued expenses                     17,897    (277,559)
    Increase (decrease) in cash overdraft                       88,648      48,553
                                                             ----------  ----------

      Net Cash (Used) by Operating Activities                 (174,138)   (289,134)
                                                             ----------  ----------

CASH FLOWS FROM INVESTING ACTIVITIES

  Purchase of fixed assets                                    (304,019)    (24,123)
                                                             ----------  ----------

      Net Cash (Used) by Investing Activities                 (304,019)    (24,123)
                                                             ----------  ----------

CASH FLOWS FROM FINANCING ACTIVITIES

  Proceeds from notes payable                                  201,000           -
  Proceeds from revolving credit notes payable                 121,838     306,782
  Principal payments on notes payable                           (8,893)    (11,899)
  Proceeds from sale of common stock                           200,000           -
  Stock offering costs                                         (31,283)          -
                                                             ----------  ----------

      Net Cash Provided by Financing Activities                482,662     294,883
                                                             ----------  ----------

NET INCREASE (DECREASE) IN CASH                                  4,505     (18,374)

CASH AT BEGINNING OF YEAR                                            -       8,374
                                                             ----------  ----------

CASH AT END OF YEAR                                          $   4,505   $       -
                                                             ==========  ==========

CASH PAID FOR:

  Interest expense                                           $ 206,762   $ 171,270
  Income taxes                                               $       -   $       -

NON-CASH FINANCING ACTIVITIES:

  Common stock issued for fund raising services              $  10,000   $       -
  Conversion of notes payable and interest to common stock   $ 221,100   $       -

    The accompanying notes are an integral part of these financial statements.

                             MAINTENANCE DEPOT, INC.
                        Notes to the Financial Statements
                           December 31, 1999 and 1998

NOTE 1 -  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

          a. Organization

          PS Industries, Inc. (the Company) was incorporated in the state of Florida on August 6, 1990 for the primary purpose of distributing and wholesaling janitorial supplies, paper and equipment. On July 11, 1991, the Company changed its name to Maintenance Depot, Inc. In addition to the wholesale distribution of over, 4,000 nationally recognized brands, the Company also formulates, packages and distributes over 200 of its own branded cleaning products and chemicals. The Company also offers a private labeling program to distributors who wish to purchase chemicals, powders and aerosols under their own label.

          The Company presently houses its manufacturing, warehouse, laboratory and offices in a 70,000 square foot facility in West Palm Beach, Florida. The Company's current customer base includes food service, industrial, janitorial, safety and export distributors throughout the United States.

          b. Cash Equivalents

          The Company considers all highly liquid investments and deposits with a maturity of three months or less when purchased to be cash equivalents.

          c. Accounting Method

          The Company's financial statements are prepared using the accrual method of accounting. The Company has adopted a calendar year end.

          Sales revenue is recognized when the product is shipped to the customer and expenses are recognized as incurred.

          d. Inventories

               Finished  goods                   $      1,319,094
               Raw  materials                              49,998
                                                 ----------------

                                                 $      1,369,092
                                                 ================

          Inventories consisting principally of janitorial supplies, paper and equipment are stated at the lower of average cost or market value. Cost is determined by the first-in, first-out (FIFO) method.

                             MAINTENANCE DEPOT, INC.
                        Notes to the Financial Statements
                           December 31, 1999 and 1998


NOTE 1 -  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

          e. Property and Equipment

          Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful life or lease term of the related asset.

               Computer  equipment                              5  years
               Equipment                                        7  years
               Furniture  and  fixtures                         7  years
               Leasehold  improvements                          5  years

          f. Basic Net Loss Per Share

                                           For  the  Year  Ended
                                            December  31,  1999
                                 --------------------------------------
                                              (Denominator)
                                                Weighted
                                 (Numerator)     Average        Net
                                    (Loss)      Number of    (Loss) Per
                                   Amounts       Shares        Share
                                 ------------  ----------  ------------

  Net loss                       $  (384,508)   1,939,571  $     (0.20)
                                 ------------  ----------  ------------

                                 $  (384,508)   1,939,571  $     (0.20)
                                 ============  ==========  ============


                                           For  the  Year  Ended
                                            December  31,  1998
                                 --------------------------------------
                                              (Denominator)
                                                 Weighted
                                 (Numerator)     Average       Net
                                    (Loss)      Number of   (Loss) Per
                                   Amounts       Shares       Share
                                 ------------  ----------  ------------

  Net loss                       $   (26,744)   1,870,001  $     (0.01)
                                 ------------  ----------  ------------

                                 $   (26,744)   1,870,001  $     (0.01)
                                 ============  ==========  ============

          g. Income Taxes

          As of December 31, 1999, the Company had a net operating loss carryforward for federal income tax purposes of approximately $434,000 that may be used in future years to offset taxable income. The net operating loss carryforward will begin to expire in 2019. The tax benefit of the cumulative carryforwards has been offset by a valuation allowance of the same amount.

    The accompanying notes are an integral part of these financial statements.

                             MAINTENANCE DEPOT, INC.
                        Notes to the Financial Statements
                           December 31, 1999 and 1998


NOTE 1 -  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

          h. Accounts Receivable

          Accounts receivable are shown net of the allowance for doubtful accounts. The allowance was $100,000 at December 31, 1999.

          i. Estimates

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

          j. Advertising

          The Company follows the policy of charging the costs of advertising to expense as incurred.

NOTE 2 -  FIXED ASSETS

          Fixed assets at December 31, 1999 consisted of the following:

                                                                       1999
                                                                   --------------
  Computer equipment                                               $     190,734
  Equipment                                                              348,286
  Furniture and fixtures                                                  62,963
  Leasehold improvements                                                  39,723
                                                                   --------------

                                                                         641,706

  Less accumulated depreciation and amortization                        (268,162)
                                                                   --------------

  Net Property and Equipment                                       $     373,544
                                                                   ==============


Depreciation expense for the years ended December 31, 1999 and 1998 was $77,283 and $71,152, respectively.

NOTE 3 -                                                           LONG-TERM DEBT

Long-term debt at December 31, 1999 consists of the following:
                                                                        1999
                                                                   --------------
  Note payable to an individual, payable in monthly interest only
   payments at 12% through March 2002, unsecured.                  $     100,000
                                                                   --------------

  Balance forward                                                        100,000
                                                                   --------------

    The accompanying notes are an integral part of these financial statements.


                               MAINTENANCE DEPOT, INC.
                           Notes to the Financial Statements
                             December 31, 1999 and 1998

NOTE 3 -  LONG-TERM DEBT (Continued)

          Balance forward 100,000

  Note payable to an individual, payable in monthly installments of $1,000 including interest at 8% through January 2002,
   unsecured.                                                             23,802
                                                                   --------------

                                                                         123,802

    Less current portion                                                 (11,388)
                                                                   --------------

                                                                   $     112,414
                                                                   ==============

Future maturities of long-term debt are as follows:

       2000                                                        $      11,388
       2001                                                               11,420
       2002                                                              100,994
                                                                   --------------

        Total                                                      $     123,802
                                                                   ==============


NOTE 4 -  OPERATING LEASES

          In 1999, the Company relocated it operations and leases its new facilities on a month-to-month basis. The monthly rental payment for the lease is $9,011.

          The Company is obligated to lease its prior facilities under an operating lease through 2003. The following is a schedule of future minimum rental payments under the operating lease at December 31, 1999.

               2000                                               $     176,400
               2001                                                     176,400
               2002                                                     176,400
               2003                                                     176,400
                                                                  --------------

                    Total                                         $     705,600
                                                                  ==============

          As of December 31, 1999, the Company has sublet certain portions of its prior facilities to third parties under subleases that expire in November 2003. The monthly rental income from the subleases is $12,830.

NOTE 5 -  REVOLVING CREDIT NOTE PAYABLE

          The Company has a revolving credit note with First Capital Corporation which provides that it may borrow up to $1,500,000 at a varying rate of interest which is five and one-half percent (5.5%) per annum above the higher of seven and one-quarter percent (7.25%) or the highest prime rate published daily in The Wall Street Journal under "Money Rates".

    The accompanying notes are an integral part of these financial statements.

                             MAINTENANCE DEPOT, INC.
                        Notes to the Financial Statements
                           December 31, 1999 and 1998

NOTE 5 -  REVOLVING CREDIT NOTE PAYABLE - (Continued)

          As security for this note, the lender has a security interest in all machinery, equipment, furniture, fixtures, inventory and accounts receivable.

          As additional provisions of the loan agreement, the Company has agreed to the following covenants:

          1. Maintain an indebtedness to tangible net worth ratio of not more than 7.5 to 1.
          2. Maintain a current assets to current liabilities ratio of at least 1.2 to 1.
          3. Not allow its working capital from the funding date until the note has been paid in full to be less than $180,000.
          4. Not allow its tangible net worth from the funding date until the note has been paid in all to be less than $115,000.
          5.   Not allow its cumulative quarterly cash flows to drop below zero.

          First Capital Corporation periodically monitors the Company's compliance with these covenants and financial ratios. This revolving credit note was executed on April 15, 1999 and as of December 31, 1999 the loan balance was $1,143,708 and the Company was in default of various provisions of the loan covenants.

          On February 15, 2000, First Capital Corporation increased the line of credit from $1,000,000 to $1,500,000 and extended the term of the credit note to February 14, 2001.

NOTE 6 -  GOING CONCERN

          The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company does not have significant cash or other material assets, nor have revenues been sufficient to cover its operating costs and to allow it to continue as a going concern. It is the intent of the Company to complete a limited offering of its common stock. In the interim, management is committed to meeting the operational cash flow needs of the Company.

NOTE 7 -  COMMON STOCK TRANSACTIONS

          During the year ended December 31, 1999, the Company completed an offering whereby it sold 105,000 shares of its common stock at $2.00 per share for cash proceeds of $200,000 and services of $10,000.

          During the year ended December 31, 1999, the Company incurred cost of $41,283 in connection with the raising of additional capital. These costs were changed to paid in capital.

          During the year ended December 31, 1999, the Company issued $201,000 of notes payable which, with $20,100 of accrued interest, were converted to 110,550 shares of the Company's common stock at $2.00 per share.

    The accompanying notes are an integral part of these financial statements.

                             MAINTENANCE DEPOT, INC.
                        Notes to the Financial Statements
                           December 31, 1999 and 1998

NOTE 8 -  LITIGATION

          During the year ended December 31, 1999, the Company settled a lawsuit brought against it by a former employee. As a provision of the settlement agreement, the Company agreed to pay the former employee $40,000. Legal fees relative to the lawsuit totaled approximately $25,000.

    The accompanying notes are an integral part of these financial statements.

                                INDEX OF EXHIBITS


(3)  (i)  Articles  of  Incorporation  (ii)  By-Laws


          Incorporated  by  reference  to the  registrant's  Form  1-A  filed as
          Exhibit 2 with the Securities and Exchange Commission on March 8,1999, as amended, under File Number 24-4052.

(10)  Material  Contracts  -  filed  on  Aug.  25,  2000  with  Form  10SB

          (i) Employment contract of William Mercur

          (ii) Employment contract of Philip Seid


(27)  Financial  Data  Schedule  -  filed  on  Aug.  25,  2000  with  Form  10SB

                                   SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        MAINTENANCE  DEPOT,  INC.
                                        By:
                                        -----------------------------------
               Date:  November    2000  WILLIAM  MERCUR,  Director
                                        Chief  Executive  Officer

               Date:  November    2000  By:
                                        -----------------------------------
                                        PHILIP  SEID,  Director
                                        Chief  Financial  Officer